4-1-02

02030313

-808464

FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

APR 0 9 2002

For the month of: **April, 2002**

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant's name into English)

2489 Bellevue Avenue,
West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

PROCESSED
APR 15 2002
P
THOMSON
FINANCIAL

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - ___]

. . ./2

This Form 6-K consists of:

1. Summary of material change (as stated below).

2. News Release dated April 8, 2002 (as attached).

CLEARLY CANADIAN ANNOUNCES GRANTING OF INCENTIVE STOCK OPTIONS

VANCOUVER, B.C., April 8, 2002 --- Clearly Canadian Beverage Corporation (TSE:CLV; OTCBB:CCBC) reports that, subject to any necessary regulatory and board of director approvals, it has granted incentive stock options to certain officers and directors to acquire up to an aggregate of 370,000 shares of the Company. Such stock options have been granted for a 10 year term and are exercisable at a price of $1.25Cdn per share (based on the average closing price of the Company's shares on The Toronto Stock Exchange over the preceding 10 day trading period).

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 8th day of April, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION
(*Registrant*)

By: ______________________
Bruce E. Morley, Chief Legal Officer

P:\word\2002\releases\0408\form6k.doc

CLEARLY
CANADIAN®

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES GRANTING OF INCENTIVE STOCK OPTIONS

VANCOUVER, B.C., April 8, 2002 --- Clearly Canadian Beverage Corporation (TSE:CLV; OTCBB:CCBC) reports that, subject to any necessary regulatory and board of director approvals, it has granted incentive stock options to certain officers and directors to acquire up to an aggregate of 370,000 shares of the Company. Such stock options have been granted for a 10 year term and are exercisable at a price of $1.25Cdn per share (based on the average closing price of the Company's shares on The Toronto Stock Exchange over the preceding 10 day trading period).

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

Douglas L. Mason, Chief Executive Officer and President

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)